Identive Group, Inc. 1900 Carnegie Ave., Bldg. B Santa Ana, CA 92705 USA

November 26, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Identive Group, Inc. (the “Company”) — SEC File No. 000-29440

Form 10-K for the fiscal year ended December 31, 2011 (Filed March 29, 2012)

Form 10-Q for the quarterly period ended September 30, 2012 (Filed November 9, 2012)

Comment Letter, dated November 21, 2012 (the “Staff Comment Letter”)

Dear Mr. Krikorian:

In connection with the Staff Comment Letter, we note the Staff has requested a response from the Company to the matters raised therein within 10 business days, i.e. on or before December 6, 2012. On November 23, 2012, through our counsel, Barbara A. Jones, Esq. of Greenberg Traurig, LLP, we requested an extension of time to December 20, 2012 in order to submit the Company’s response to the Staff Comment Letter. This letter is to confirm the telephone conversation today between Ryan Rohn of the Staff and Ms. Jones, in which the Staff agreed to grant such request for an extension to December 20, 2012.

We very much appreciate the Staff’s cooperation and assistance in this matter. If you have any questions with regard to this correspondence, please contact the undersigned at (949) 250-8888 or Ms. Jones at (617) 310-6064.

Sincerely,

/s/ David Wear

David Wear

Chief Financial Officer

Identive Group, Inc.

cc:	Ayman S. Ashour, Chairman and CEO, Identive Group, Inc.

Ryan Rohn, Staff Accountant, Securities and Exchange Commission

Christine David, Assistant Chief Accountant, Securities and Exchange Commission

Barbara A. Jones, Esq., Greenberg Traurig, LLP

Identive Group, Inc.	T +1 949 553 4280
1900 Carnegie Ave., Bldg. B	F +1 949 250 7263
Santa Ana, CA 92705	info@identive-group.com
USA	www.identive-group.com